                                              Filed by Meritor Automotive, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 under
                                        the Securities and Exchange Act of 1934

                                      Subject Company: Meritor Automotive, Inc.
                                                    Commission File No. 1-13093


The following press release was issued by Meritor on Thursday, April 6, 2000:


                                           CONTACTS:    MEDIA INQUIRIES
                                                        Lin M. Cummins
                                                        248/435-7112
                                                        cumminlc@meritorauto.com

                                                        INVESTOR INQUIRIES
                                                        Paul Ryder
                                                        248/435-4702
                                                        ryderpr@meritorauto.com


               ARVIN AND MERITOR TO MERGE CREATING A $7.5 BILLION
                       LEADING GLOBAL AUTOMOTIVE SUPPLIER

TROY, MICH., and COLUMBUS, IND. (April 6, 2000) - Meritor Automotive, Inc. (NYSE:MRA) and Arvin Industries, Inc. (NYSE:ARV) announced today that the two companies have entered into a definitive agreement to combine their businesses in a strategic merger of equals. The transaction will create a premier global supplier of a broad range of integrated systems, modules and components for light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and related aftermarkets.

      The new company, to be called ArvinMeritor, Inc., will have combined revenues of $7.5 billion. It will be incorporated in Indiana and will have its corporate headquarters in Troy, Mich. All its operating units will remain at their current locations. The merger brings together two strong companies, which by combining their financial and strategic strengths, complementary products and businesses, technology and brand leadership, world-class operations, management talent, and dedicated workforces, will strengthen their ability to better serve their customers, add value for shareholders, and take advantage of global market opportunities.

      The combined product portfolio and technological expertise of the two companies will support their goal of becoming a global provider of integrated solutions for light and heavy vehicle undercarriage, drivetrain, exhaust and aperture modules, and systems. The combination will also expand their light and heavy vehicle systems product range and strengthen their presence in the worldwide motor vehicle aftermarket.

      Under the terms of the agreement, which has been approved by both boards of directors, Arvin shareholders will receive 1.00 share of ArvinMeritor common stock plus $2.00 of cash consideration for

                                     (more)
each share of Arvin common stock. Meritor shareholders will receive 0.75 shares of ArvinMeritor common stock for each share of Meritor common stock. Meritor shareholders will own approximately 65.8 percent and Arvin shareholders will own approximately 34.2 percent of the combined company's shares.

      ArvinMeritor expects to pay a quarterly cash dividend of $.22 per share which is consistent with the current Arvin policy and reflects an increase to the current Meritor policy. Except for cash received, the transaction will be tax free to the shareholders of both companies, and the transaction will be accounted for using the purchase method. The new company's fiscal year will end September 30.

      Larry Yost, 62, chairman and CEO of Meritor, will be the new company's chairman and CEO, and Bill Hunt, 55, chairman and CEO of Arvin, will serve as the new company's vice chairman and president. Together, they will comprise the Office of the Chairman, which will directly oversee the company's corporate staff functions, as well as the operations of its six business groups, which include heavy vehicle systems, light vehicle systems, exhaust systems, light vehicle aftermarket, heavy vehicle aftermarket and coil coating.

      The board of directors of the new company will be comprised of nine members from the current Meritor board and nine members from the current Arvin board, plus one new independent director agreed upon by the parties. The respective boards have a plan pursuant to which Bill Hunt will succeed Larry Yost as chairman and CEO upon Yost's retirement from these positions.

      "The new company represents a perfect fit between two outstanding enterprises and management teams," said Larry Yost, chairman and CEO of Meritor. "Each enterprise has an excellent track record of growing earnings and major accomplishments over the past few years. This merger of equals allows all shareholders to benefit from the opportunities created by sharing Arvin's and Meritor's strong leadership teams and operational best practices. This type of transaction enables us to not only preserve the current strengths of both companies, but also to leverage those complementary strengths to our advantage, as we strive to improve shareholder value and provide superior products and better service to our customers in the future."

      Bill Hunt, chairman and CEO of Arvin said, "We share a common vision and culture, and there are many similarities in the way we have individually driven our businesses in the pursuit of continuous improvement and greater shareholder value. We are confident that together -- on a combined platform of total annual revenues of $7.5 billion and operating cash flow of more than $400 million -- we will deliver outstanding value to our shareholders, customers, employees and the communities in which we operate. We will achieve our objectives through accelerated top-line growth

                                     (more)
derived from product innovation, a focus on customer service, and the quick realization of sales and cost-reduction synergies. Larry and I will be working together to ensure that we realize the huge potential of our combined businesses.

      "We have established aggressive financial goals for ArvinMeritor, and are confident in our ability to meet them," Hunt continued. "Our long-term financial goals are to grow sales organically by 10 percent and earnings per share by 15 to 18 percent annually. We also are committed to managing ArvinMeritor as a strong investment grade company, with an intense emphasis on cash. We expect the merger to be accretive to net income in the first year with aggregate pre-tax cost savings of approximately $50 million in fiscal 2001 and $100 million by fiscal 2003."

      Yost said, "As soon as all required approvals have been received and the transaction closes, the new company's combined workforce of 36,500 -- in 25 countries and 121 manufacturing locations -- will begin to collectively solidify outstanding customer relationships. We will continue to support our customers globally, with differentiated products and services, innovative solutions and leading-edge technologies.

      "Both companies have proven track records of successfully integrating acquisitions," Yost said. "To build on these positive experiences, we have established a joint team to plan and execute the post closing integration of our two companies. The team will meet weekly with the Office of the Chairman to review the progress of the integration, which we expect will be complete within a year after closing. The integration team will focus on adopting best practices from each company, such as the Arvin Total Quality Production System (ATQPS) and Meritor's strategic envisioning process and lean manufacturing initiatives. This will ensure success in achieving synergies, resulting margin expansion and continuous improvement of every process within ArvinMeritor."

      The merger is subject to shareholder and regulatory approvals.

      In addition to Bill Hunt and Larry Yost, other corporate officers of ArvinMeritor will be:

Staff Functions:

-     Vernon G. Baker II, senior vice president, general counsel and secretary

-     Larry D. Blair, senior vice president, administration

-     Gary L. Collins, senior vice president, human resources

-     Lin M. Cummins, senior vice president, communications

- Juan L. De La Riva, senior vice president, corporate development and strategy

-     Thomas A. Madden, senior vice president and chief financial officer

-     William M. Lowe, vice president and controller

                                     (more)

-     A. R. Sales, vice president and treasurer

-     Diane M. Stelfox, vice president, corporate development

Operating Groups:

- William K. Daniel, senior vice president and president, Light Vehicle Systems, Aftermarket Products

-     Donald E. Ebert, senior vice president and president, Roll Coater, Inc.

- Thomas A. Gosnell, senior vice president and president, Heavy Vehicle Systems Aftermarket Products

- Prakash R. Mulchandani, senior vice president and president, Heavy Vehicle Systems

-     Terry E. O'Rourke, senior vice president and president, Light Vehicle
      Systems

-     Carl C. Soderstrom, senior vice president, Engineering, Quality and
      Procurement

-     Wesley B. Vance, senior vice president and president, Exhaust Systems

      In connection with the transaction, each company granted the other an option on up to 19.9% of its outstanding shares exercisable in certain circumstances.

      Warburg Dillon Read and Merrill Lynch Pierce Fenner & Smith, Inc. have acted as primary financial advisors and have issued fairness opinions to Meritor and Arvin, respectively, in connection with this merger. In addition, Bear Stearns and Lehman Brothers have acted as financial co-advisors to Meritor and Arvin, respectively.

      Meritor, with 1999 sales of $4.5 billion, is a global supplier of a broad range of components and systems for commercial, specialty and light vehicle OEMs and the aftermarket. Meritor consists of two businesses: Heavy Vehicle Systems, a leading supplier of complete drivetrain systems and components for medium- and heavy-duty trucks, trailers, and off-highway equipment and specialty vehicles, including military, bus and coach, and fire and rescue; and Light Vehicle Systems, a major supplier of roof, door, automotive body, access control and suspension systems, and wheel products for passenger cars, light trucks and sport utility vehicles. Meritor World Wide Web Site Address: www.meritorauto.com

      Arvin Industries, Inc., with 1999 sales of $3.1 billion, is a global manufacturer of automotive components with more than 60 manufacturing facilities and six technical centers located in 22 countries. Arvin is a leading manufacturer of automotive exhaust systems; ride control products; air, oil and fuel filters; and gas-charged lift supports. Their products are sold under various trademarks including Arvin, Maremont, Timax, ANSA and ROSI exhaust systems; Gabriel and

                                     (more)

RydeFX shock absorbers; Purolator filters; and StrongArm gas-charged lift supports. Arvin Industries World Web Site Address: www.arvin.com

                                       ###

      This news release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Meritor's and Arvin's Securities and Exchange Commission filings. Such risks and uncertainties also include: materially adverse changes in economic conditions in the markets in which the companies operate; costs related to the merger; substantial delay in the expected closing of the merger; and the risk that Meritor's and Arvin's businesses will not be integrated successfully.

      Meritor and Arvin plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SECURITYHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, Meritor Automotive, Inc., 2135 W. Maple Road, Troy, Mich. 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald
R. Snyder, Arvin Industries, Inc., One Noblitt Plaza, Columbus, Ind. 47202; telephone (812) 379-3982.

      INVESTORS AND SECURITYHOLDERS SHOULD READ THE JOINT PROXY
STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

      Meritor, Arvin and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.

      Meritor and Arvin will host a conference call to discuss the proposed merger. The call will take place today, April 6, 2000 at 10:30 a.m. (eastern time). Investors and interested parties can listen to the call by dialing (800) 430-8615 (domestic) or (212) 271-4750 (international) five minutes prior to the call.

                                     (more)

The code is "Corporate Merger". It will also be available for playback for ten business days beginning at 1:00 p.m. today, by dialing (800) 633-8284 (domestic) or (858) 812-6440 (international) and giving reservation #14905961, your name and company.

      Investors and interested parties can download a PowerPoint presentation prior to the call, by visiting Meritor's website (www.meritorauto.com) and clicking on Investor Relations, or by visiting Arvin's website (www.arvin.com) and clicking on Investor Center.

The following are materials presented by Meritor to investors and analysts beginning on Thursday, April 6, 2000:


                               ARVINMERITOR, INC.



LARRY YOST     BILL HUNT    TOM MADDEN



        [Photographs and drawings of certain Meritor and Arvin products]

[ARVIN LOGO]                                                      [MERITOR LOGO]


                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Arvin's and Meritor's Securities and Exchange Commission filings. Such risks and uncertainties also include: materially adverse changes in economic conditions in the markets in which the companies operate; costs related to the merger; substantial delay in the expected closing of the merger; and the risk that Arvin's and Meritor's businesses will not be integrated successfully.

[ARVIN LOGO]                                                      [MERITOR LOGO]


                                     AGENDA



         Topic                                                      Speakers
         -----                                                      --------


- Overview                                                         Larry Yost

- Compelling Combination                                           Bill Hunt

- Financial Outlook                                                Tom Madden

- Integration Plan and                                             Larry Yost
  Conclusion

[ARVIN LOGO]                                                      [MERITOR LOGO]


                              COMBINATION OVERVIEW



Name:                    ArvinMeritor, Inc.

Transaction Structure:   Stock-for-stock merger of equals

Exchange Ratio:          1.00 share of ArvinMeritor for each
                         Arvin share
                         0.75 share of ArvinMeritor for each
                         Meritor share

Cash Consideration:      $2.00 for each Arvin share

Resulting Ownership:     Meritor 65.8% : Arvin 34.2%

Financial Structure:     Share exchange is tax-free to
                         shareholders; purchase accounting

Expected Closing:        July 31, 2000

[ARVIN LOGO]                                                      [MERITOR LOGO]


                              ARVINMERITOR OVERVIEW



Corporate Headquarters:   Troy, MI



Senior Management:        Larry Yost, Chairman and CEO

                          Bill Hunt, Vice Chairman and
                          President

                          Others composed of Arvin and
                          Meritor Management



Board Composition:        Initially 9 members from each
                          of Arvin and Meritor, 1 new
                          independent member already
                          agreed upon

Employees and             36,500 employees in 25 countries
Operations:               121 manufacturing facilities

[ARVIN LOGO]                                                      [MERITOR LOGO]


POWERFUL STRATEGIC GROWTH PLATFORM

- Strengthens financial positions

- Expands addressable markets

- Capitalizes on customer positioning

- Enlarges diversified product, services and market portfolio

- Generates significant sales, operating and cost synergies

- Creates strong strategic leadership team for the future

- Establishes greater capacity for strategic growth initiatives


                      CREATES A POWERFUL GLOBAL ENTERPRISE

[ARVIN LOGO]                                                      [MERITOR LOGO]


                               COMBINED STRENGTHS

             Arvin                                     Meritor
             -----                                     -------

 Arvin Total Quality Production     <=>     Performance Management
        System (ATQPS)                      and Process Improvement

Arvin Value Chain Management        <=>     Lean Manufacturing

    Operational Excellence          <=>     Strong Financial Goals and
                                            Proven Performance

    Innovative Engineering          <=>     Engineering and Technology;
          Solutions                         Intimate Customer Focus

Light Vehicle Growth Platforms      <=>     Financial Capacity and Strength


                     STRONG AND INCENTIVIZED LEADERSHIP TEAM
                             DRIVING SUPERIOR VALUE

[ARVIN LOGO]                                                      [MERITOR LOGO]


                            KEY FINANCIAL ATTRIBUTES

- Accretive to all shareholders assuming very conservative cost synergy estimates

-  Higher earnings growth anticipated

-  Improved earnings balance and stability

-  Strong balance sheet and credit profile

-  Attractive dividend

-  Significantly improved shareholder liquidity


                        [Diagram of star]
                          Cost Synergies
                           2001 - $50m
                          2003 - $100m


                        [Diagram of star]
                         Sales Synergies
                          2004 - $450m


              HIGHLY ATTRACTIVE INVESTMENT OPPORTUNITY

[ARVIN LOGO]                                                      [MERITOR LOGO]


                                     AGENDA

         Topic                                                      Speakers
         -----                                                      --------

- Overview                                                         Larry Yost
--------------------------------------------------------------------------------
- Compelling Combination                                           Bill Hunt
--------------------------------------------------------------------------------
- Financial Outlook                                                Tom Madden

- Integration Plan and                                             Larry Yost
  Conclusion

[ARVIN LOGO]                                                      [MERITOR LOGO]


                               STRATEGIC OVERVIEW

-  Increased industry scale

    - $7.6 billion global automotive supplier
    - Leading positions in 11 major complementary product areas

-  Expanded addressable market and diversified customer base

    - Light vehicle systems:  potential to grow "corner module"
    - Heavy vehicle systems / aftermarket: potential to expand Arvin product lines / brands
    - Enhanced customer relationships:  DaimlerChrysler, Ford, VW

-  Ability to make systems-enhancing acquisitions

-  Combined company financial strength and flexibility

-  Meaningful cost and operating synergies

    - Cost synergies:  purchasing, corporate
    - Operating synergies:  implementation of ATQPS, facility optimization

-  Highly compatible cultures and management

[ARVIN LOGO]                                                      [MERITOR LOGO]


                           ARVIN OVERVIEW AND HISTORY

- 1999 revenue - $3.1 billion

- 17,500 employees in 16 countries

- 53 manufacturing facilities


---------------------------------------------------
           Acquisitions and Divestitures
---------------------------------------------------
                                ------------------------------------------
                                         Creating the New Arvin
                                ------------------------------------------
                                                --------------------------------
                                                        Profitable Growth
                                                --------------------------------

                    [TIMELINE 1985 -- 1990 -- 1995 -- 2000]
[Timeline illustrating Arvin overview and history]
- Acquisitions and Divestitures: 1985 - 1995
- Creating the New Arvin: 1991 - 1999
- Profitable growth: 1994 through and beyond 2000

                FOCUSED AUTOMOTIVE COMPANY WITH 80 YEAR HERITAGE
                            AND RECENT TRANSFORMATION

[ARVIN LOGO]                                                      [MERITOR LOGO]


                                 ARVIN PRODUCTS

ORIGINAL EQUIPMENT

- Exhaust
   - Mufflers
   - Pipes
   - Converters
   - Manifolds

- Ride and Motion Control
   - Shocks
   - Struts
   - Lift Supports
   - Vacuum Actuators

- Filters
   - Oil
   - Air
   - Fuel

REPLACEMENT

- Exhaust
   - Mufflers
   - Pipes
   - Converters

- Ride and Motion Control
   - Shocks
   - Struts
   - Lift Supports

- Filters
   - Oil
   - Air
   - Fuel

ROLL COATER

- Coil Coating
   - Appliances
   - Automotive
   - Construction
   - Furniture


[Diagram of exhaust and ride control system]

                GLOBAL LEADER IN EXHAUST AND RIDE CONTROL SYSTEMS

[ARVIN LOGO]                                                      [MERITOR LOGO]


                               ARVIN SALES AND EPS


                        [ARVIN SALES AND EPS BAR CHART]
       [Bar and line graph depicting Arvin sales and earnings per share]

               Sales  (billions)    EPS
1995 -         $2.0                 $1.08
1996 -         $2.2                 $1.75
1997 -         $2.3                 $2.66
1998 -         $2.5                 $3.19
1999 -         $3.1                 $3.72

Note:  EPS before one-time charges


                  FAVORABLE SALES AND EARNINGS GROWTH MOMENTUM
                           12% SALES AND 36% EPS CAGR

[ARVIN LOGO]                                                      [MERITOR LOGO]

                          MERITOR OVERVIEW AND HISTORY

- 1999 REVENUE - $4.5 BILLION

- 19,000 EMPLOYEES IN 23 COUNTRIES

- 68 MANUFACTURING FACILITIES



                                   [TIMELINE]
[Timeline of Meritor History: Timken Roller Bearing Axle (1899) => Timken-Detroit Axle (1909) => combination with Wisconsin Parts (1919) to become Timken-Detroit Axle & Wisconsin Axle (1929) => combination with Standard Steel Spring (1914) to become Rockwell Spring & Axle
(1953) => Rockwell Standard (1958) => combination with North American Aviation (1928) to become North American Rockwell (1967) [North American Rockwell logo] => Rockwell International [Rockwell International logo] => [arrow pointed up to indicate spin-off from Rockwell International] => [Meritor logo] (Oct. 1, 1997) => purchase of Euclid (Dec. 1998) => purchase of Volvo heavy truck axle business (Dec. 1998) => purchase of LucasVarity heavy vehicle braking systems business (Jan. 1999)]



                  "NEW" COMPANY WITH A PROUD, 100-YEAR HERITAGE

[ARVIN LOGO]                                                      [MERITOR LOGO]

                                MERITOR PRODUCTS

HEAVY VEHICLE SYSTEMS    LIGHT VEHICLE SYSTEMS         AFTERMARKET
---------------------    ---------------------         -----------
 - AXLES                 - APERTURE SYSTEMS           - HEAVY VEHICLE
                           - DOOR MODULES               REPLACEMENT PARTS
- BRAKE SYSTEMS /          - ROOF SYSTEMS
  ABS                      - ACCESS CONTROLS

 - CLUTCHES              - UNDERCARRIAGE
                           - COIL SPRINGS
 - TRANSMISSIONS           - STABILIZER / TORSION
                             BARS
 - AIR SUSPENSION          - WHEELS
   SYSTEMS

 - DRIVELINES


[Drawings of vehicles and various automotive components]


                 DIVERSE PORTFOLIO OF HIGHLY ENGINEERED PRODUCTS

[ARVIN LOGO]                                                      [MERITOR LOGO]


                              MERITOR SALES AND EPS

      [Bar and line graph depicting Meritor sales and earnings per share]



                Sales  (BILLIONS)   EPS

1996 -          $3.1                $1.74
1997 -          $3.3                $1.74
1998 -          $3.8                $2.40
1999 -          $4.5                $2.79


Note:  EPS before special items



                        STRONG SALES AND EARNINGS GROWTH
                           13% SALES AND 17% EPS CAGR

[ARVIN LOGO]                                                      [MERITOR LOGO]

                                  GLOBAL SCALE

          [Bar chart comparing 1999 automotive sales (in billions) of ArvinMeritor, Meritor and Arvin with those of thirteen comparable companies]

                             1999 AUTOMOTIVE SALES

                                    BILLIONS

             Delphi .......................................... $29.2
             Visteon ......................................... $19.4
             Bosch ........................................... $19.1
             Denso ........................................... $14.5
             Lear ............................................ $13.4
             TRW ............................................. $13.0
             Dana ............................................ $12.7
             JCI ............................................. $12.1
             Magna ...........................................  $9.3
             Valeo ...........................................  $7.7
             ArvinMeritor ....................................  $7.6
             Aisin Seiki .....................................  $7.5
             FMO .............................................  $6.5
             Meritor .........................................  $4.5
             Arvin ...........................................  $3.1



Note: Includes automotive sales only for selected comparable companies. Reported fiscal years.



                  CREATES A TOP TIER GLOBAL AUTOMOTIVE SUPPLIER

[ARVIN LOGO]                                                      [MERITOR LOGO]


                             GLOBAL GROWTH PLATFORM
         [Graphic of map of six continents indicating global platform]

  North America
   Sales: $5.1 billion
   Employees: 20,000
   Mfg. Plants: 58            Europe
                               Sales: $2.1 billion
                               Employees: 12,400
                               Mfg. Plants: 44


                                                      Asia / Pacific
                                                       Sales: $200 million
                                                       Employees: 1,800
       South America                                   Mfg. Plants: 14
        Sales: $200 million
        Employees: 2,300
        Mfg. Plants 5



Note: Manufacturing plants and other facilities include consolidated joint ventures Sept. 30 for Meritor, Dec. 31 for Arvin


            GEOGRAPHIC DIVERSITY WITH PRESENCE IN HIGH GROWTH REGIONS

[ARVIN LOGO]                                                      [MERITOR LOGO]


                                LEADING POSITIONS

Light Vehicle OE                              Light Vehicle Aftermarket
----------------                              -------------------------
  Integrated Undercarriage Systems               #1 Filters                [ARVIN LOGO]
    #1 Suspension    [MERITOR LOGO]              #2 Exhaust                [ARVIN LOGO]
    #2 Ride Control  [ARVIN LOGO]                #2 Ride Control           [ARVIN LOGO]
    #2 Wheels        [MERITOR LOGO]
                                              Heavy Vehicle
  #1 Exhaust Systems [ARVIN LOGO]                #1 Truck / Trailer Axles  [MERITOR LOGO]
                                                 #1 Truck / Trailer Brake  [MERITOR LOGO]
  Aperture Systems                                  Systems
    #2 Roofs         [MERITOR LOGO]
    #2 Doors         [MERITOR LOGO]



Note: Exhaust, Roof, Door, and Aftermarket-N.A./Europe. Suspensions (Springs/Stab. Bars), Ride Control, Wheels- N.A. Brake-N.A./S.A. Sept. 30 for Meritor, Dec. 31 for Arvin


                   LEADING POSITION IN 11 MAJOR PRODUCT AREAS

[ARVIN LOGO]                                                      [MERITOR LOGO]

                         LEADING LIGHT VEHICLE POSITIONS

             Aperture                  |                       Exhaust
                                       |
                                       |
                                       |
                                       |
                                       |
                                       |
--------------------------------------------------------------------------------
          Undercarriage


[Photographs and drawings of light vehicle aperture, exhaust and undercarriage parts]

               WELL-POSITIONED TO BENEFIT FROM SYSTEMS INTEGRATION

[ARVIN LOGO]                                                      [MERITOR LOGO]


                         LEADING HEAVY VEHICLE POSITIONS

-  Integrated Drivetrain
   Systems
      - Axles   -Drivelines
      - Brakes  -Transmissions
      - ABS     -Clutches

                                       -  Trailer Systems
                                           - Axles
                                           - Brakes
                                           - ABS
                                           - Air Suspension

[Picture of heavy vehicle integrated drive train system and trailer system and picture of a heavy vehicle]

                       ATTRACTIVE NORTH AMERICAN POSITIONS
                    AND WELL-SITUATED TO GROW INTERNATIONALLY

[ARVIN LOGO]                                                      [MERITOR LOGO]

                              LEADING COMPLEMENTARY
                              AFTERMARKET POSITIONS


[MERITOR LOGO]          Strong                   [ARVIN LOGO]    [ANSA LOGO]
[EUCLID LOGO]     <=   Customer   =>          [GABRIEL LOGO]    [PUROLATOR LOGO]
                     Recognition            [STRONG ARM LOGO]    [ROSI LOGO]
                                             [TESH LOGO]    [MAREMONT LOGO]

[Three pictures of various vehicles]


                  SOME OF THE MOST RECOGNIZABLE BRANDS IN BOTH
                    THE LIGHT AND HEAVY VEHICLE AFTERMARKETS

[ARVIN LOGO]                                                      [MERITOR LOGO]

                              GEOGRAPHIC DIVERSITY


[Pie chart illustrating Meritor's geographic diversity]

       North America ........................... 65%
       Europe .................................. 28%
       The rest of the world....................  7%

[Pie chart illustrating Arvin's geographic diversity]
       North America ........................... 70%
       Europe .................................. 27%
       The rest of the world ...................  3%

[Pie chart illustrating combined company's geographic diversity]
       North America ........................... 67%
       Europe .................................. 27%
       The rest of the world ...................  6%


Note: Sept. 30 for Meritor, Dec. 31 for Arvin


                           GLOBAL STRENGTH AND BALANCE

[ARVIN LOGO]                                                      [MERITOR LOGO]

                                SECTOR DIVERSITY

[Pie chart illustrating Meritor's sector diversity]

          Light Vehicle Original Equipment ................... 35%
          North American Trucks .............................. 28%
          International Trucks ...............................  8%
          Trailers ...........................................  9%
          Heavy Vehicle Other ................................ 11%
          Heavy Vehicle Aftermarket ..........................  9%

[Pie chart illustrating Arvin's sector diversity]

          Original Equipment ................................. 64%
          Light Vehicle Aftermarket .......................... 30%
          Coil Coating .......................................  6%

[Pie chart illustrating combined company's sector diversity]

          Light Vehicle Original Equipment ................... 46%
          North American Trucks .............................. 17%
          Trailers ...........................................  5%
          International Trucks ...............................  5%
          Aftermarkets ....................................... 18%
          Heavy Vehicle Other and Coil Coating ...............  9%

Note: Sept. 30 for Meritor, Dec. 31 for Arvin


             STRENGTH, BALANCE AND DIVERSITY TO GROW THROUGH CYCLES

[ARVIN LOGO]                                                     [MERITOR LOGO]

                               CUSTOMER DIVERSITY

           [DaimlerChrystler logo]  [Nissan logo]  [Volkswagen logo]

            [Partco logo]  [SEAT logo]  [Volvo logo]  [Nissan logo]

         [Discount Auto Parts logo]  [Alfa Romeo logo]  [Citroen logo]

                 [GM logo]  [Vauxhall logo]  [Oldsmobile logo]

           [Buick logo]  [Isuzu logo]  [Cadillac logo]  [Dodge logo]

           [Jeep logo]  [Renault logo]  [Honda logo]  [Autozone logo]

        [BMW logo]  [Saturn logo]  [Opel logo]  [Rover logo]  [GMC logo]

           [Peugeot logo]  [Mazda logo]  [Ford logo]  [Kwik-fit logo]

           [Mitsubishi Motors logo]  [Skoda Auto logo]  [Toyota logo]

            [Jaguar logo]  [Fiat logo]  [Audi logo]  [Carquest logo]

[ARVIN LOGO]                                                     [MERITOR LOGO]

[Bar graph illustrating 1999 combined revenue of Meritor and Arvin (in millions) from top 10 customers of Meritor and Arvin]


                    Meritor        Arvin          Combined
DCX ..............  $1,032         $267           $1,299
Ford .............  $  189         $528           $  717
GM ...............  $  205         $342           $  547
VW ...............  $  378         $ 73           $  451
Volvo ............  $  320         $  7           $  327
Renault ..........  $  164         $130           $  294
Navistar .........  $  240         $  0           $  240
Fiat .............  $  116         $ 88           $  204
Paccar ...........  $  101         $  9           $  110
Toyota ...........  $   20         $ 81           $  101


                               Top 10 Customers =

                               57% of Total Sales


                             1999 Revenue (millions)


Note: Sept. 30 for Meritor, Dec. 31 for Arvin


      SIGNIFICANT AND COMPLEMENTARY RELATIONSHIPS WITH ALL MAJOR CUSTOMERS

[ARVIN LOGO]                                                     [MERITOR LOGO]

                               PLATFORM DIVERSITY


                   [Ten photographs showing the diversity of light vehicle and heavy vehicle platforms]



                      PRESENT ON ALL LEADING LIGHT VEHICLE
                           AND HEAVY VEHICLE PLATFORMS

[ARVIN LOGO]                                                     [MERITOR LOGO]

                        ACCELERATED GROWTH OPPORTUNITIES

-    Capitalize on combined capabilities

     - Technology

     - Engineering

     - Procurement

     - Sales / marketing

     - Distribution

     - Administration

     - New geographic markets

-    Utilize established customer base

-    Build upon full systems initiatives

     - Corner Modules

     - Integrated Undercarriage

     - Apertures

     - Air-to-Air


-    Apply light vehicle technology to heavy vehicles

     - Exhaust

     - Ride Control

     - Filters

                     CREATES STRATEGIC PLATFORM FOR GROWTH

[ARVIN LOGO]                                                     [MERITOR LOGO]

                          ACCELERATING REVENUE GROWTH

                                               New Paths To Existing Customers
                                               -------------------------------
                                               Light Vehicles    Truck / Trailer
                                               --------------    ---------------
ArvinMeritor corner modules                           X

Arvin exhaust systems                                 X               X

Arvin ride control systems                            X               X

Meritor aperture and undercarriage systems            X

Arvin aftermarket                                                     X

Potential revenue 2004                             $300 mil.+       $150 mil.+
                                                   ==========       ==========

Potential operating margins                           9%+               9%+
                                                   ==========       ==========

              ACCELERATING REVENUE GROWTH THROUGH BROADER PRODUCTS
                  AND LEVERAGED INDUSTRY AND CUSTOMER POSITIONS

[ARVIN LOGO]                                                     [MERITOR LOGO]

                   INTEGRATED UNDERCARRIAGE SYSTEMS POTENTIAL

                                 Light Vehicle

                                    [Arvin]
                                    [Meritor]

SUSPENSIONS

    Shocks [Arvin]

    Struts [Arvin]

    Dampers [Arvin]

-   Hubs / knuckles

    Coil springs [Meritor]

    Torsion bars [Meritor]

    Stabilizer bars [Meritor]

-   Mounts / joints

-   Structural

    Modules [Arvin]

 $400 per vehicle


   STEERING

    Dampers [Arvin]

-   Column

-   Rack and pinion

-   Links

-   Power system

    Pump [Arvin]

 $375 per vehicle


   BRAKES

-    Rotors

-    Master cylinder

-    Booster

-    Drum brakes

-    Disc brakes

-    Proportioning valves

-    ABS

  $325 per vehicle

    WHEELS

     Wheels [Meritor]

-    Tires

-    Covers

    $200 per vehicle

[Drawing of light vehicle undercarriage]

              TOTAL CURRENT ARVINMERITOR CONTENT PER VEHICLE = $15
                  TOTAL CONTENT PER VEHICLE POTENTIAL = $1,300

[ARVIN LOGO]                                                     [MERITOR LOGO]

                        TRUCK EXHAUST SYSTEMS POTENTIAL
                CONTENT PER VEHICLE POTENTIAL INCLUDING EMISSIONS


                                                    [STARBURST GRAPHIC]
                                                       NOMINAL TODAY-
                                                       $1.6 BILLION
                                                       OPPORTUNITY

[Bar chart illustrating truck exhaust systems potential]

Heavy -- North America               $2,465
Heavy -- Europe                      $1,900
Medium -- North America              $1,380
Medium -- Europe                     $1,500


                       Heavy                        Medium

Total Market:       $950 million                 $650 million



              TRUCK EXHAUST SYSTEMS IS A MAJOR AREA FOR EXPANSION

[ARVIN LOGO]                                                     [MERITOR LOGO]

                           AFTERMARKET OPPORTUNITIES

Heavy Truck Replacement Products:       Exhaust     Ride Control     Filters

              [Pie chart illustrating aftermarket opportunities in
                North America, Europe and the rest of the world]

North America          40%
Europe                 40%
Rest of the World      20%

[Diagram of heavy truck replacement parts]

                      This sector not currently addressed

                    $1 BILLION POTENTIAL ADDRESSABLE MARKET

[ARVIN LOGO]                                                     [MERITOR LOGO]

                              PLATFORM FOR GROWTH

                                                       LIGHT VEHICLE                                HEAVY VEHICLE
Air-to-Air             Exhaust                         [ARVIN LOGO]

                       Intake / Fuel

CORNER / CHASSIS       SUSPENSION                      [ARVIN LOGO] [MERITOR LOGO]       [ARVIN LOGO] [MERITOR LOGO]

                       Brakes                                                                           [MERITOR LOGO]

                       Wheels                          [MERITOR LOGO]

                       Steering

Undercarriage          Structural

                       Axles                                                                             [MERITOR LOGO]

                       Transmissions / Other                                                             [MERITOR LOGO]


Aperture               Door Modules                    [MERITOR LOGO]

                       Roof Modules                    [MERITOR LOGO]


Aftermarket            Replacement:

                          Exhaust                      [ARVIN LOGO]

                          Suspension                   [ARVIN LOGO] [MERITOR LOGO]                 [ARVIN LOGO]

                          Brakes                                                                         [MERITOR LOGO]

                          Filters                      [ARVIN LOGO]


                     GREAT POTENTIAL FOR SYSTEMS EXPANSION

[ARVIN LOGO]                                                     [MERITOR LOGO]

                                     AGENDA

         TOPIC                                                 SPEAKERS
         -----                                                 --------

-     Overview                                                 Larry Yost

-     Compelling Combination                                   Bill Hunt

-     Financial Outlook                                        Tom Madden

-     Integration Plan and Closing                             Larry Yost

[ARVIN LOGO]                                                     [MERITOR LOGO]

                              FINANCIAL HIGHLIGHTS
                                 ($ IN MILLIONS)

                                          TWELVE MONTHS ENDED SEPTEMBER 30, 1999
                                          --------------------------------------
                                            MERITOR       ARVIN        COMBINED
                                            -------       -----        --------
Sales                                      $4,450         $3,010         $7,460

EBIT                                       $  382         $  180         $  562

EBIT Margin                                   8.6%           6.0%           7.5%

Net Income                                 $  194         $   91         $  285

Operating Cash Flow                        $  254         $  157         $  411

Long-term Debt to Capital                    67.7%          43.7%          55.8%

Pre-tax Interest Coverage                    5.9x           3.9x           5.1x

Pro Forma Shares Outstanding                                              71.0m

                 $7.5 BILLION AUTOMOTIVE SUPPLIER WITH SUPERIOR
                                 CASH GENERATION

[ARVIN LOGO]                                                     [MERITOR LOGO]

                          WORLDWIDE VEHICLE PRODUCTION

                                         FY 1999    FY 2000e     FY 2001e
                                         -------    --------     --------
Light Vehicles  (millions)
    North America (3)                    16.9         17.0        16.5
    Western Europe (3)                   16.2         16.4        16.2
    Asia / Pacific (2)                   15.6         17.1        18.1

Heavy Vehicles  (thousands)
    U.S. and Canada (1)
          Class 8 trucks                  292          284         235
          Medium trucks                   223          207         200
          Trailers                        368          379         349
    Western Europe (2)
          Heavy and medium trucks         376          385         344
          Trailers                        123          116         119


Note: (1) ACT (2) DRI (3) CSM

                    RESEARCH FIRMS EXPECT ADDRESSED MARKETS
                TO REMAIN RELATIVELY STRONG OVER THE NEAR TERM

[ARVIN LOGO]                                                      [MERITOR LOGO]

                           HISTORY OF REVENUE GROWTH

                                                               [Diagram of star]

                                                                   13% CAGR

[Bar chart illustrating history of revenue (in billions) of Arvin and Meritor combined]

                              Meritor     Arvin     Combined
               1996 .......... $3.1        $2.1       $5.2
               1997 .......... $3.3        $2.3       $5.6
               1998 .......... $3.8        $2.4       $6.2
               1999 .......... $4.5        $3.0       $7.5

Note:  Year ended Sept. 30

               PROVEN TRACK RECORD SUSTAINABLE OVER THE LONG TERM

[ARVIN LOGO]                                                      [MERITOR LOGO]

                    ADDITIONAL MARGIN IMPROVEMENT POTENTIAL

[Bar chart illustrating Arvin's operating income (in millions)]:

               1996 .............. $132.8
               1997 .............. $166.2
               1998 .............. $165.6
               1999 .............. $198.3

[Line chart, superimposed on above bar chart, illustrating
Arvin's operating margin (percentage)]:

               1996 .............. 6.0%
               1997 .............. 7.1%
               1998 .............. 6.6%
               1999 .............. 6.0%

[Bar chart illustrating Meritor's operating income (in millions)]:

               Pro forma 1996 .... $192
               Pro forma 1997 .... $221
               1998 .............. $299
               1999 .............. $366

[Line chart, superimposed on above bar chart, illustrating
Meritor's operating margin (percentage)]:

               Pro forma 1996 .... 6.1%
               Pro forma 1997 .... 6.7%
               1998 .............. 7.8%
               1999 .............. 8.0%


  Note:  Amounts are before restructuring, spin-off and other special costs

         Sept. 30 for Meritor, Dec. 31 for Arvin


                       STRONG OPERATING MARGIN PERFORMANCE
                        WITH SIGNIFICANT UPSIDE POTENTIAL

[ARVIN LOGO]                                                      [MERITOR LOGO]

                        STRONG OPERATING CASH GENERATION

[Bar graph illustrating operating cash generation (in millions) of Arvin and Meritor combined]
                            Meritor      Arvin     Combined
            1996.........    $197        $126        $323
            1997.........    $208        $192        $400
            1998.........    $278        $126        $404
            1999.........    $254        $157        $411

Note:  Year ended Sept. 30

       INTENSE FOCUS ON CASH TRANSLATES TO SHAREOWNER VALUE

[ARVIN LOGO]                                                      [MERITOR LOGO]


                        HISTORICAL COMBINED PROFITABILITY

[Bar chart illustrating historical combined profitability of Arvin and Meritor]:

1997 return on assets........................................  6.2%
1997 return on capital....................................... 14.8%
1998 return on assets........................................  7.7%
1998 return on capital....................................... 18.6%
1999 return on assets........................................  8.4%
1999 return on capital....................................... 18.9%
Peer group average return on assets..........................  4.7%
Peer group average return on capital......................... 12.0%

Note:  Sept. 30 for Meritor, Dec. 31 for Arvin

       Peer group is three-year average for DPH, LEA, JCI, FMO, Valeo and TRW

                    EXCEPTIONAL RETURNS ON CAPITAL AND ASSETS
                            CREATES SHAREOWNER VALUE

[ARVIN LOGO]                                                      [MERITOR LOGO]

                               ACCELERATING GROWTH

-        FINANCIAL STRENGTH TO CAPITALIZE ON GROWTH OPPORTUNITIES

-        ENHANCED COST COMPETITIVENESS

-        BROADER PRODUCT PORTFOLIO

-        BUILD UPON COMPLEMENTARY CUSTOMER POSITIONS

-        BUILD UPON INDUSTRY POSITION

                      COMBINED COMPANIES OFFER SIGNIFICANT
                                GROWTH SYNERGIES

[ARVIN LOGO]                                                      [MERITOR LOGO]

                           COST SYNERGY OPPORTUNITIES
                                   (MILLIONS)


                                 2001       2003
                                 ----       ----
BEST PRACTICES:
   PROCUREMENT                   $15 +      $ 30 +
   PRODUCTIVITY ACCELERATION      15 +        30 +
   FACILITIES OPTIMIZATION        10 +        20 +
CORPORATE/SHARED SERVICES         10 +        20 +
                                 -----      ------
    TOTAL COST SYNERGIES         $50 +      $100 +
                                 =====      ======

              $100 MILLION IS REALISTIC AND ACHIEVABLE

[ARVIN LOGO]                                                      [MERITOR LOGO]

                              PROCUREMENT SAVINGS

[Bar chart illustrating procurement expenses for Meritor and Arvin, separately and combined, and savings of $0.03 billion for combined company]

Meritor            2.80
Arvin              1.50
Combined           4.27
Savings            0.03

                                                 [Diagram of Star]
                                                   $30 MILLION
                                                    OF SAVINGS

SOURCES OF SAVINGS

-        COMBINED GLOBAL PURCHASING POWER

-        SUPPLY BASE RATIONALIZATION

-        SUPPLIER DEVELOPMENT

-        SYSTEMS INTEGRATION

-        SUPPLY CHAIN DATA BASE MANAGEMENT

      Note: Sept. 30 for Meritor, Dec. 31 for Arvin

                          SIGNIFICANT UPSIDE POTENTIAL

[ARVIN LOGO]                                                      [MERITOR LOGO]

                                 [OVAL GRAPHIC]
                                 Best Practices

[Diagram of oval with text: "Best Practices"; each item from each of the two lists set forth below points toward the oval]


Productivity                                     Facilities
Acceleration                                     Optimization

Arvin Total Quality                               Plant Consolidation
Production System (ATQPS)

Value Chain                                       Outsourcing
Management

Lean Manufacturing                                Systems
                                                  Commonization

Shared Services                                   Overhead Reductions



                          COMBINATION WILL ENHANCE AND
                            ACCELERATE BEST PRACTICES

[ARVIN LOGO]                                                     [MERITOR LOGO]

                                 CORPORATE COSTS
                               FY 1999 (MILLIONS)

                                             [Diagram of star]
                                             $20 Million
                                             of Annual Savings

[Bar chart of separate and combined corporate costs (in millions) for fiscal year 1999]

Arvin ................. $29
Meritor ............... $36
Combined .............. $45

Note:  Sept. 30 for Meritor, Dec. 31 for Arvin

                            NEAR TERM IMPLEMENTATION

[ARVIN LOGO]                                                      [MERITOR LOGO]

                                 FINANCIAL GOALS


-        Grow sales by 10% compounded annually

-        Grow EPS by 15-18% compounded annually

-        Strong emphasis on cash generation

         -        Target Non-Cash Working Capital at 2% of sales

         -        Target Cash Flow Return on Investment of 20%

-        Strong investment grade company



                           Management Is Committed to
                         Aggressive But Achievable Goals

[ARVIN LOGO]                                                     [MERITOR LOGO]


                          SIGNIFICANT NON-CONSOLIDATED
                                   INVESTMENTS



                                                Fy 1999(1)    Ownership
                                               (millions)          %
                                                ----------    ---------

Sales:
   Zeuna Starker (Exhaust)                     $460              49

   Meritor WABCO (Truck ABS)                    271              50

   Arvin Sango (Exhaust)                        228              50

                                             183(2)              50

   ZF Meritor (Truck Transmission, Clutch)

   16 Others                                    481              --
                                             ------             ---

                                             $1,623
                                             ======

 Invested Capital                              $207
                                             ======

 Dividend Income                                $35
                                             ======



(1)   Sept. 30 for Meritor, Dec. 31 for Arvin

(2)   Pro forma for full year, actual amount was $17



              INVESTMENTS GENERATE SUBSTANTIAL INCOME AND HIGH ROIC

[ARVIN LOGO]                                                     [MERITOR LOGO]


                          ARVINMERITOR DIVIDEND POLICY


                                                              [Diagram of star]
                                                               ARV Dividend
                                                               Maintained;
                                                               MRA Dividend
                                                               Increased 57%

                                          Peer        Proposed
                 Arvin      Meritor       Group       Policy



Annualized
  Dividend      $0.88        $0.42                      $ 0.88

Payout          19.5%         12.6%       19.8%          20.5%

Yield            3.6%          2.7%        2.5%           3.6%

Growth           2.5%          0.0%        8.6%



                PROPOSED DIVIDEND POLICY IN LINE WITH PEER GROUP

[ARVIN LOGO]                                                     [MERITOR LOGO]


                                     AGENDA

     TOPIC                          SPEAKERS
     -----                          --------

- Overview                          Larry Yost

- Compelling Combination            Bill Hunt

- Financial Outlook                 Tom Madden

- Integration Plan and              Larry Yost
  Conclusion

[ARVIN LOGO]                                                     [MERITOR LOGO]


                             ArvinMeritor Officers

CORPORATE STAFFS                     OFFICE OF THE CHAIRMAN          CORPORATE STAFFS
                                         Chairman and
 Chief Financial Officer             Chief Executive Officer          General Counsel
     T.A. Madden                           L.D. Yost                   and Secretary
                                                                        V.G. Baker
     Controller
      W.M. Lowe                        Vice Chairman and               Administration
                                          President                     L.D. Blair
      Treasurer                           V.W. Hunt
      A.R. Sales                                                      Human Resources
                                                                       G.L. Collins
   Business Development
     and Strategy                                                     Communications
    J.L. De La Riva                                                    L.M. Cummins

Corporate Development
     D.M. Stelfox


                                OPERATING GROUPS

President        President               President          President        President           President          Engineering,
 Exhaust         LVS Aftermarket       HVS Aftermarket      LVS               HVS                Roll Coater         Quality and
 Systems            Products              Products                                                                   Procurement
W.B. Vance       W.K. Daniel           T.A. Gosnell         T.E. O'Rourke    P.R. Mulchandani     D.E. Ebert        S.C. Soderstrom




           STRONG AND INCENTIVIZED LEADERSHIP FROM COMBINED COMPANIES

                                INTEGRATION PLAN

Success Factors                                Principles and Actions
- Clear vision                               - Target value drivers
- Comprehensive plan                         - Integration teams with
- Accountability                               corporate officers
- Focus on processes/                        - 100-day action plan,
  culture                                      1-year vision
- Effective                                  - Weekly assessment
  communication                                meetings
- Act quickly, start early                   - Integration workshops
                                             - Focus on financial
                                               commitments

                     INTENSIVE PROGRAM DESIGNED TO RAPIDLY
                     ALIGN ARVINMERITOR WITH VALUE CREATION

[ARVIN LOGO]                                                     [MERITOR LOGO]


                              INTEGRATION TIMELINE

[Timeline illustrating integration schedule]

Pre-Close                 First Week                         First 100-Days          First Year
---------                 ----------                         --------------          ----------

- Select Integration     Weekly Reviews                                              Bi-Weekly Reviews
  Teams and Managers

- Conduct Integration    Additional Workshops
  Workshops
                                                             Realignment Actions

- Establish Vision      Communicate and Implement Vision

- Set 100-Day Plan      Implement 100-Day Plan

                        - Employee meetings

                        - Customer meetings

                        - Supplier meetings

           RIGOROUS AND DISCIPLINED PLAN IMPLEMENTS STRATEGIC VISION

[ARVIN LOGO]                                                     [MERITOR LOGO]

                               ARVINMERITOR, INC.

- Financially strong, strategically well-positioned

- Great potential to approach larger
  addressable market

- Able to expand excellent and
  complementary customer relationships

- Diversified business portfolio

- Achievable and meaningful operating
  synergy plan

- Proven management teams and stable
  leadership

- Attractive strategic growth opportunities

                    INCREASED VALUE CREATION FOR SHAREHOLDERS

[ARVIN LOGO]                                                     [MERITOR LOGO]


                       INVESTOR AND SECURITYHOLDER ADVICE

Meritor and Arvin plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SECURITYHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, 2135 W. Maple Road, Troy, MI 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald R. Snyder, One Noblitt Plaza, Columbus, IN 47202; telephone (812) 379-3982.

INVESTORS AND SECURITYHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Meritor, Arvin and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.